SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On June 8, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

In April 2004, the Registrant entered into an agreement with STIC Angel Investment Partnership No. IV which is filed as Exhibit 2 to this Report on Form 6-K and which is hereby incorporated by reference herein.

On May 18, 2004, the Registrant entered into an agreement with Yuravision Co. Ltd., which is filed as Exhibit 3 to this Report on Form 6-K and which is hereby incorporated by reference herein.

On May 20, 2004, the Registrant entered into an agreement with Kuen Yu Liu which is filed as Exhibit 4 to this Report on Form 6-K and which is hereby incorporated by reference herein.

On May 18, 2004, the Registrant entered into an agreement with Professor Whoi Yul Kim and Hoe Choon Kim, which is filed as Exhibit 5 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD. COMPLETES SECOND PHASE OF YURAVISION ACQUISITION

Acquisition to Strengthen EVS’ Presence in FPD and Microelectronics Markets and Establish South Korean Presence

Yoqneam, Israel, June 8, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that it has completed the second phase of its planned acquisition of Yuravision Co. Ltd., increasing its holdings in the South Korean developer of visual inspection systems for the microelectronics and display industries to 51%, through an investment directly in Yuravision and a series of purchase agreements with certain of its shareholders for an aggregate purchase price of approximately $700,000.

This acquisition will support EVS’ previously announced efforts to penetrate the Flat Panel Display (FPD) and display technology markets.

Mr. Zami Aberman, Chief Executive Officer of EVS, said: “The execution of the second phase of our acquisition of Yuravision, in which we have become the controlling shareholder, is a very important step in the implementation of our strategic goal of entering the microelectronics and display markets. We believe that this acquisition better positions EVS to meet the growing demand for FPD inspection and yield enhancement products, which is being driven by significant investment in new sixth and seventh generation fabrication plants. Our newly established presence in South Korea will enable us to better serve our customers in this key region, enhance our marketing and customer support capabilities and support the needs of major industrial centers in Asia.”

About the Company:
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

Exhibit 2

SHARE PURCHASE AGREEMENT

          THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made as of the _ day of April, 2004, between ELBIT VISION SYSTEMS LTD., an Israeli Company organized under the laws of Israel (the “Purchaser”) and STIC ANGEL INVESTMENT PARTNERSHIP NO. IV, a Korean company organized under the laws of the Republic of Korea (the “Seller”).

W I T N E S S E T H :

          WHEREAS, the Seller holds 19,000 ordinary shares in YURAVISION CO., LTD., a company organized under the laws of the Republic of Korea (the “Company”) (the “Ordinary Shares”).

          WHEREAS, the Company has authorized two million (2,000,000) ordinary shares, 5,000 KRW nominal value per share, of which one hundred and ninety thousand (190,000) ordinary shares are issued and outstanding.

          WHEREAS, the Seller desires to sell the Ordinary Shares and all rights associated therewith in the Company to the Purchaser on the terms and conditions set forth in this Agreement; and

          WHEREAS, the Purchaser desires to purchase the Ordinary Shares and all rights associated therewith from the Seller pursuant to the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Sale of Ordinary Shares.

Sale of Ordinary Shares by the Seller.   Subject to the terms and conditions hereof, at the Closing (as defined below), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, an aggregate of 19,000 Ordinary Shares (“Closing Shares”) and all rights associated therewith, for an aggregate purchase price of Three Hundred and Seventy Five Million Korean Won (KW 375,000,000) (the “Purchase Price”), to be paid in accordance with Section 2.a.ii hereof.

2.	Closing of Purchase of the Ordinary Shares .

a.

Closing.   The purchase of Ordinary Shares by the Purchaser together with the transfer thereof by the Seller, shall take place at a closing (the “Closing”) to be at such time as the transactions at Closing set forth below are completed, or such other time and place as the parties shall mutually agree.  At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

		i.	The Seller shall deliver to the Purchaser the following documents:

			1.	A validly executed share certificate endorsed in the name of the Purchaser in respect of the Ordinary Shares;

			2.	All permits, consents and authorizations required for effecting the sale and purchase of the Ordinary Shares; and

			3.	Written confirmation by counsel to the Seller that all permits, consents and authorizations required for effective transfer of the Ordinary Shares to the Purchaser have been received.

ii.

Simultaneously with the delivery of the documents set forth in Section 2(a)i, the Purchaser shall deliver to the Seller, an irrevocable guarantee executed by a Korean bank, for the payment of the Purchase Price by no later than October 30, 2004.

3.

Representations and Warranties of the Seller:   The Seller hereby represents and warrants to the Purchaser, and acknowledges that the Purchaser is entering into this Agreement in reliance thereon, as follows:

a.

Good Title.   The Seller owns of record and beneficially, and has good, valid and marketable title to, all of the Ordinary Shares, which, upon transfer, will be free and clear of any restrictions on transfer, taxation obligations, security interests, liens, pledges, mortgages, charges, encumbrances, options, warrants, purchase rights, contracts, commitments, calls, equities, claims and demands.

b.

Authorization; Approvals.   All actions on the part of the Seller necessary for the authorization, execution, delivery and performance of all the of the Seller’s obligations under this Agreement (and all transactions contemplated herein) and for the transfer of the Ordinary Shares being sold under this Agreement have been (or will be) taken prior to the transfer of the Ordinary Shares being sold under this Agreement.  This Agreement and all other agreements contemplated herein, when executed and delivered by the Seller, shall constitute the valid and legally binding obligations of the Seller, legally enforceable against the Seller in accordance with their respective terms.  No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Seller is required that has not been, or will not have been, obtained by the Seller prior to the transfer of the Ordinary Shares being sold under this Agreement in connection with the valid execution, delivery and performance of this Agreement, and all agreements contemplated herein or the offer or sale of the Ordinary Shares.

c.

No Breach.   Neither the execution and delivery by the Seller of this Agreement and all other agreements and documents contemplated hereunder nor compliance by the Seller with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Seller’s Memorandum of Association or Articles of Association, or other governing instruments of the Seller, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (iii) any agreement, contract, lease, license or commitment to which the Seller is a party or to which it is subject, or (iv) applicable law.  Such execution, delivery and compliance will not require the consent or approval of any person, from whom consent or approval has not heretofore been previously obtained as of the date of Closing.

d.

Brokers.   No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Seller in connection with any of the transactions contemplated under the Agreement.  The Seller will indemnify and hold the Purchaser harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

Effectiveness; Survival; Indemnification.   Each representation and warranty herein is deemed to be made on the date of this Agreement and at Closing, and shall survive and remain in full force and effect after such Closing for a period of twelve (12) months.  In the event of any breach or misrepresentation of any covenant, warranty or representation made by the Seller under this Agreement, the Seller shall indemnify the Purchaser and hold the Purchaser harmless from and against any and all claims, loss, damage, liability and expense (including reasonable legal fees and costs) sustained or incurred by the Purchaser as a result of or in connection with said breach or misrepresentation.  The Purchaser acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the other agreements and documents specifically contemplated herein shall be pursuant to the indemnification provisions set forth in this Section.

4.	Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company as follows:

a.

Enforceability.   This Agreement and the agreements to be executed by the Purchaser under this Agreement, when executed and delivered by the Purchaser, will constitute the valid, binding and enforceable obligations of the Purchaser.

	b.	Authorization. The execution, delivery and performance of the obligations of the Purchaser hereunder have been duly authorized by all necessary corporate action.

c.

Brokers.   No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Purchaser is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Purchaser in connection with any of the transactions contemplated under this Agreement.  The Purchaser will indemnify and hold the Seller harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

d.

Experience.   The Purchaser is an experienced investor.  The Purchaser represents and agrees that the Shares are purchased only for investment, for its own account, and without any present intention to sell or distribute the Shares.

e.

No Breach.   Neither the execution and delivery by the Purchasers of this Agreement and all other agreements and documents contemplated hereunder nor compliance by the Purchaser with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (ii) any agreement, contract, lease, license or commitment to which the Purchaser is a party or to which it is subject, or (iii) applicable law.  Such execution, delivery and compliance will not require the consent or approval of any person, from whom consent or approval has not heretofore been previously obtained as of the date Closing.

5.

Conditions of Closing of the Purchaser.   The obligations of the Purchaser to purchase the Ordinary Shares and transfer the applicable purchase price at Closing are subject to the fulfillment at or before Closing of the following conditions precedent, any one or more of which may be waived in whole or in part by the Purchaser, which waiver shall be at the sole discretion of the Purchaser:

a.

Representations and Warranties.   The representations and warranties made by the Seller in this Agreement shall have been true and correct when made, and shall be true and correct as of Closing as if made on the date of Closing.

b.

Covenants.   All covenants, agreements, and conditions contained in this Agreement to be performed or complied with by the Seller prior to Closing shall have been performed or complied with by the Seller prior to or at Closing.

c.

Consents, etc.   The Seller shall have secured all permits, consents and authorizations that shall be necessary or required lawfully to consummate this Agreement and to issue the Ordinary Shares to be purchased by the Purchaser at Closing.

d.

Delivery of Documents.   All of the documents to be delivered by the Seller, and all actions to be performed or concluded pursuant to Section 2, shall be in a form and substance satisfactory to the Purchaser and the Purchaser’s counsel, in their sole discretion, and shall have been delivered to the Purchaser.

e.

Proceedings and Documents.   All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Purchaser and the Purchaser’s counsel, and the Purchaser and the Purchaser’s counsel shall have received all such counterpart originals or certified or other copies of such documents as the Purchaser or the Purchaser’s counsel may reasonably request.

	f.	Absence of Material Adverse Changes. There will have been no material adverse change in the financial or business condition of the Company at the Closing, in the sole judgment of the Purchaser.

6.

Conditions of Closing of the Seller.   The Seller’s obligation to sell the Ordinary Shares at Closing are subject to the fulfillment at or before Closing of the conditions that (a) all covenants, agreements and conditions contained in this Agreement to be performed, or complied with, by the Purchaser prior to Closing shall have been performed or complied with by the Purchaser prior to or at Closing, and (b) the representations and warranties made by the Purchaser in this Agreement shall have been true and correct when made, and shall be true and correct as of the date of Closing, which conditions may be waived in whole or in part by the Seller, and which waiver shall be at the sole discretion of the Seller.

7.	Miscellaneous

a.

Further Assurances.   Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby, including without limitation that the Company shall register the transfer of the Ordinary Shares to the Purchaser in the share register of the Company.

b.

Governing Law; Jurisdiction.   This Agreement shall be governed by and construed according to the laws of the State of Israel.  Any dispute arising under or in relation to this Agreement shall be governed by and construed according to the laws of the State of Israel and exclusively resolved by the courts of the State of Israel, and each of the parties hereby submits irrevocably to the jurisdiction of such jurisdiction.

c.

Successors and Assigns; Assignment.   Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

d.

Entire Agreement; Amendment and Waiver.   This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof.  Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

e.

Notices, etc.   All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to Purchaser:

Elbit Vision Systems Ltd.
New Industrial Park, Bldg 7,
P.O. Box 104
Yoncam, Israel
Fax: (972) 9-993-6450
Attention: Chief Financial Officer

with a copy to:

Yigal Arnon & Co.
1, Azrieli Center, 46th Floor
Tel Aviv
Israel
Fax: (972) 3-608-7714
Attention: Adrian Daniels, Adv.

if to Seller:
STIC ANGEL INVESTMENT PARTNERSHIP NO. IV
891-43 MSA building 10th floor
Daechi-dong Gangnam-gu
Seoul Korea 135-840
Fax: (82) 2-3453-5188
Attention: David Jeong

or such other address with respect to a party as such party shall notify each other party in writing as above provided.  Any notice sent in accordance with this Section 8.e shall be effective (i) if mailed, ten (10) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, one business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

f.

Delays or Omissions.   No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

g.

Severability.   If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

h.

Confidentiality.   The terms and conditions of this Agreement, all agreements and undertakings contemplated herein and the transactions described herein and therein, including the existence hereof and thereof, shall be confidential information and shall not be disclosed to any third party.  In the event of a disclosure required by law, the disclosing party shall make the minimum disclosure necessary to comply with such law.

i.

Counterparts.   This Agreement may be executed in any number of facsimile counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has signed this Share Purchase Agreement as of the date first hereinabove set forth.

The Purchaser:	ELBIT VISION SYSTEMS LTD.

	By:	/s/ ZAMI ABERMAN

	Name:	ZAMI ABERMAN

	Title:	PRESIDENT & CEO

The Seller:	STIC ANGEL INVESTMENT PARTNERSHIP NO. IV

	By:	/COMPANY OFFICIAL STAMP/

Name:

Title:

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT
DATED APRIL _, 2004]

Exhibit 3

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made as of the 18th day of May, 2004, by and among Yuravision Co. Ltd., a company organised under the laws of the Republic of Korea (the “Company”), and Elbit Vision Systems Ltd., an Israeli company (the “Purchaser”), ,

W I T N E S S E T H :

          WHEREAS, The Company is engaged principally in the field of the development of machine vision inspection devices, has its principal office at Ace Techno Tower 205, 55-7 Mullae-3ga, Yung Dung Po-Gu, Seoul, Republic of Korea and has authorized two million (2,000,000) ordinary shares (the “Ordinary Shares”), 5,000 KRW nominal value per share, of which one hundred and ninety thousand (190,000) ordinary shares are issued and outstanding.

          WHEREAS, the Company and the Purchaser are contemplating a potential acquisition of the Company by the Purchaser at a pre-money valuation of $1,500,000, including the value of Company’s stocks owned by STIC and VISTECH;

          WHEREAS, the Company requires, before the completion of the documentation and closing of the aforementioned acquisition, an infusion of funds in order to conduct its business activities;

          WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to enter into the first stage of the acquisition by means of the issuance of up to forty three thousand five hundreds and fifty (43,550) Ordinary Shares, constituting 18.65% of the Company’s shares on a fully-diluted basis after this investment, to the Purchaser at a price per Ordinary Share of $6.8885, on the terms and conditions more fully set forth in this Agreement; and

          WHEREAS, the Purchaser desires to invest in the Company pursuant to the terms and conditions more fully set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

          1.          Issue and Purchase of Shares.    Subject to the terms and conditions hereof, the Company shall issue and allot to the Purchaser, and the Purchaser shall purchase from the Company, forty three thousand five hundreds and fifty (43,550) Ordinary Shares (the “Shares”), at a price per Share of $6.8885.

          2.          Closing of Issue and Purchase.

          2.1        Closing.     The issue and allotment of the Shares, the purchase thereof by the Purchaser and the registration of the Shares in the name of the Purchaser in the share register of the Company, shall take place at a closing (the “Closing”) to be held at the offices of Kim, Shin & Yu at 10:00 a.m., no later than May 27, 2004, or such other date, time and place as the Company and the Purchaser shall mutually agree.

          2.2        Transactions at Closing.     At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

                       2.2.1     The Company shall deliver to the Purchaser the following documents:

                                    (a)          True and correct copies of resolutions of the Company’s Board of Directors issuing and allotting the Shares to the Purchaser against payment of the purchase price therefor;

                                     (b)          Share certificates for the Shares in the name of the Purchaser;

                                     (c)          Filing of a foreign investment report with a foreign exchange bank;

                                     (d)          Receipt of waivers of pre-emptive rights properly executed by each of the shareholders’ of the Company;

                                     (e)          Notice of resignation of Cheol Joong Kim from the board of directors of the Company. Nevertheless, the resignation of Cheol Joong Kim shall not be valid or effective and shall not bind Company unless Purchaser completes the procedure to purchase all and every shares of Company currently owned by STIC,; and

                                     (f)          fully executed assignment of inventions agreements between the Company and its employees whereby all and any inventions rights, title and interest currently and hereafter acquired in and to all intellectual property necessary to conduct the business of the Company is assigned by the employees to the Company.

                       2.2.2     The Purchaser shall take all necessary actions to ensure the transfer to the Company of the aggregate purchase price for the Shares being issued to it, which aggregate purchase price shall be received by the Company by no later than ten (10) business days following the Closing.

                       2.2.3     Upon the Closing, the Purchaser shall replace the current guarantors of bank loans in favour of the Company in the amount of KRW 150,000,000 with a guarantee provided by the Purchaser, and shall execute such required documentation necessary to effect such guarantee. Such guarantee shall cease immediately upon the occurrence of (i) the commencement by the Company or a third party of liquidation proceedings against the Company, (ii) the execution by the Company of a general assignment for the benefit of creditors, (iii) the appointment of a receiver or trustee to take possession of a substantial portion of the property or assets of the Company, and/or (iv) the levy of an attachment on all or a substantial portion of the property or assets of the Company.

                       2.2.4     The Purchaser shall have consummated the purchase of shares from Professor Whoi Yul Kim and Hoe Choon Kim, set forth in the Share Purchase Agreement attached hereto as Exhibit 2.2.4.

          3.          Covenants.

          3.1        Undertaking by the Company.   By no later than the thirtieth (30th) day following Closing (the “Undertaking Date”): (a) the Company shall take all corporate action necessary to appoint Jung-Un Na identification number 650115-1460339 as director of the Company; (b) the Company shall take all corporate action necessary to appoint Mr. Zami Aberman a citizen of the State of Israel, Identification Number 26014043, as representative director of the Company, (c) the Company shall take all corporate action necessary to appoint Mr. Yaky Yanay a citizen of the State of Israel, Identification Number 28621605 and Professor Whoi Yul Kim, as directors of the Company; all of which appointments shall be effective no later than the Undertaking Date. However, the Undertaking under this Article 3.1 shall not be valid or effective and shall not bind Company unless Purchaser completes the procedure to purchase all and every shares of Company currently owned by STIC, and (d) Professor Whoi Yul Kim will be appointed as Chief Scientific Officer of EVS.

          3.2        Undertakings by the Purchaser.

                       (a)         The Purchaser undertakes to make good faith efforts to complete the acquisition of the Company by means of a share swap (the “Share Swap Transaction”) by no later than December 31, 2004 (the “Swap Date”). Pursuant to the Share Swap Transaction the Purchaser will offer 7.209 of its ordinary shares nominal value NIS 1.0 (the “Purchaser Shares”) in consideration for each of the shares of the Company par value KRW 50,000 held at such time by the shareholders of the Company (the “Company Shares”), and will grant two-year warrants to purchase 525,000 Purchaser Shares at an exercise price of $0.75 to such shareholders of the Company as shall be designated by the management of the Company at the closing of the Cash Transaction.

                                     (b)          The Purchaser agrees that in the event that it is unable to consummate the Share Swap Transaction by the Swap Date, it shall purchase the Company Shares for a purchase price of $6.8885 per share (the “Cash Transaction”) and shall grant two-year warrants to purchase 525,000 Purchaser Shares at an exercise price of $0.75 to such shareholders of the Company as shall be designated by the management of the Company at the Closing. The Cash Transaction shall be completed by no later than January 31, 2005.

          4.          Miscellaneous

          4.1        Further Assurances.   Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

          4.2
          Governing Law; Jurisdiction.   This Agreement shall be governed by and construed according to the laws of England and Wales, without regard to the conflict of laws provisions thereof.   Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for the City of London, and each of the parties hereby submits irrevocably to the jurisdiction of such court. The losing party in any dispute shall compensate all and every costs and expenses of a prevailing party including attorneys’ fees.

          4.2        Entire Agreement; Amendment and Waiver.   This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof.   Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement.

          4.3        Notices, etc.    All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be sent by facsimile transmission or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger to the following addresses:

If to the Company:
Yuravision Co. Ltd.
Ace Techno Tower 205,55-7
Mullae-3ga, Yung Dung Po-Gu
Seoul
Republic of Korea
Fax: (82) 2-216-88322
Attn: Chief Executive Officer

With copies to
Jeong Se law Firm
5th Floor, Seong jae Building
Seocho-Dong, Seocho-Gu
Seoul, Korea
Fax (82) 2 581 9494
Attn: Hyungjin Kim, Esq.

Hanyang University
Div. of Electrical and Computer Engr.
HaengDang-Dong, SeongDong-Ku
Seoul, Korea, 133-791
Fax: (82) 2-2292-6316
Email: wykim@hanyang.ac.kr
Attn: Whoi-Yul Kim, Professor

If to the Purchaser:
Elbit Vision Systems Ltd.
New Industrial Park, Bldg 7
P.O. Box 140
Yokneam
Israel
Fax: (972) 9-993-6450
Attn: Chief Financial Officer

With copies to:
Yigal Arnon & Co.
1, Azrieli Center, 46th Floor
Tel Aviv
Israel
Fax: (972) 3-608-7714
Attn: Adrian M. Daniels, Adv.

Kim, Shin & Yu
12th Floor Leema Bldg
146-1 Susong-Dong
Chongro-Ku, Seoul
110-755, Korea
Fax: (82) 2-2000-5050
Attention: ____________

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 4 shall be effective (i) if mailed five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile or email, upon transmission and electronic confirmation of receipt or, if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt.

          4.5        Severability.     If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

          4.6        Counterparts.     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

          4.7        Negotiated Terms.  The parties hereto are sophisticated and have consulted legal counsel with respect to this transaction. As a consequence, the parties do not believe that the presumptions of any statutory or common law rule relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects.

          4.8        Headings     Headings included in this Agreement are included for the purpose of convenience only and shall not affect the construction or interpretation of any of its provisions.

          4.9        Time is of Essence     Time is of essence in this Agreement.

          4.10      No Assignment     A Party shall not assign or transfer this Agreement or any rights or obligations under this Agreement, whether voluntary or by operation of law, without the prior written consent of the other Party. Any attempted assignment, sublicense, transfer, encumbrance or other disposal without such consent shall be void and shall constitute a material default and breach of this Agreement.

          4.11      Compliance   Any performance or non-performance of Purchaser under this Agreement shall comply with all applicable laws, rules and regulations of the England.

          4.12      Confidential Information   Each Party shall maintain the Confidential Information of the other Party in confidence to the same extent that such Party maintains and protects its own Confidential Information, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement or with the express written consent of Party who provided such Confidential Information. The Confidential Information shall mean the terms and conditions of this Agreement.

          4.13      Warranty     EXCEPT OTHERWISE SPECIFIED HEREIN, COMPANY MAKES NO OTHER WARRANTY EXPRESS OR IMPLIED, AND COMPANY DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A SPECIAL PURPOSE.

          4.14      Purchaser’s Own Risks     PURCHASER HAS ENOUGH EXPERIENCE AND KNOWLEDGE ON THE SHARE PURCHASE TRANSACTIONS AND WAS PROVIDED FULL OPPORTUNITY TO THOROUGHLY REVIEW AND EXAMINE THE VALUE AND RISKS REGARDING THE PURCHASED SHARES AND COMPANY AS WELL AS ALL BUSINESS OF THE COMPANY INCLUDING, BUT NOT LIMITED TO, INTELLECTUAL PROPERTY RIGHTS, INTANGIBLE PROPERTY, EMPLOYMENT CONDITIONS, CUSTOMER RELATIONSHIPS, FINANCIAL INFORMATIONS, AND LEGAL OR TECHNICAL ISSUES. THEREFORE, COMPANY AND ITS OFFICERS AND DIRECTORS SHALL NOT BE LIABLE TO PURCHASER FOR ANY DIRECT, INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES, ARISING OUT OF OR RELATED TO THIS AGREEMENT INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION, LOSS OF BUSINESS INFORMATION, AND THE LIKE, EVEN IF COMPANY OR ITS OFFICERS/DIRECTORS HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

          4.15      Party’s Warranty     Purchaser shall not modify, amend cancel or terminate any of existing contracts or agreements of Company, or agree to do any of those acts.

          4.16      Survival
All representations, warranties, covenants ad agreements of the parties contained herein, or any other instrument, certificate, opinion, or writings provided for in it, will survive the Closing.

          4.17      Indemnity     Each party (the Indemnifying Party) hereby indemnifies the other party (the Indemnified Party), its officers, directors, employees and agents, and agrees to defend and hold them harmless from and against any and all liability, damage, loss or expense (including reasonable attorneys fees) arising from any claim, demand, action or proceeding based upon the alleged breach or untruthfulness of any of the Indemnifying Party’s representations or warranties set forth herein (as the case may be), or incurred in the settlement or avoidance of any such claim, provided, however, that the Indemnified Party shall give prompt notice to the Indemnifying Party of the assertion of any such claims and provided further that Indemnifying Party shall have the right to select counsel and control the defense thereof, subject to right of the Indemnified Party to participate therein.

5.  Termination

          5.1  Company is entitled to, without any prior notice, terminate this Agreement upon failure by the Purchaser to complete any of its obligations herein including, but not limited to, Articles 1, 2 and 3 of this Agreement. The Purchaser shall be entitled within 45 days of the Closing to terminate this Agreement upon failure by Company to complete their obligations pursuant to sections 1 or 2 of this Agreement.

          5.2        Effect of Termination   Upon termination or expiration of this Agreement, all rights granted to one Party herein shall automatically revert to original right holder without further notice or action.

          5.3        Survival     No termination or expiration under this Agreement shall relieve one Party of liability for breach prior to termination.

6.  Blank        All the Exhibits and Schedules shall be mutually filled or agreed by both parties immediately after the execution of this Agreement

          IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

/s/ WHOI-YUL KIM	/s/ ZALMAN ABERMAN

YURAVISION CO. LTD.	ELBIT VISION SYSTEMS LTD.

By: WHOI-YUL KIM	By: ZALMAN ABERMAN

Title: CEO	Title: PRESIDENT & CEO

Exhibit 4

SHARE PURCHASE AGREEMENT

          THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made as of the __ day of April, 2004, between ELBIT VISION SYSTEMS LTD., an Israeli Company organized under the laws of Israel (the “Purchaser”) and KUEN YU LIU a citizen of U.S.A. , Identification Number _133648370_the “Seller”).

W I T N E S S E T H :

          WHEREAS, the Seller holds 19,000 ordinary shares in YURAVISION CO., LTD., a company organized under the laws of the Republic of Korea (the “Company”) (the “Ordinary Shares”).

          WHEREAS, the Company has authorized two million (2,000,000) ordinary shares, 5,000 KRW nominal value per share, of which one hundred and ninety thousand (190,000) ordinary shares are issued and outstanding.

          WHEREAS, the Seller desires to sell the Ordinary Shares to the Purchaser on the terms and conditions set forth in this Agreement; and

          WHEREAS, the Purchaser desires to purchase the Ordinary Shares from the Seller pursuant to the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Sale of Ordinary Shares.

Sale of Ordinary Shares by the Seller.  Subject to the terms and conditions hereof, at the Closing (as defined below), the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller (i) an aggregate of 9,500 of the Ordinary Shares (“First Closing Shares”) for an aggregate purchase price of Seventy Five Thousand United States Dollars ($75,000) to be paid in accordance with Section 2.a.ii hereof (the “First Closing Purchase Price”) and a warrant for the purchase of Fifty Thousand (50,000) ordinary shares of the Purchaser exercisable for two years from the date of issuance at an exercise price of Seventy Five Cents ($0.75) per share(the “Warrant”); and (ii) an aggregate of 9,500 of the Ordinary Shares (the “Second Closing Shares”) in consideration for Seventy Eight Thousand Four Hundred and Ninety Six (78,496) ordinary shares of the Purchaser (the “Second Closing Purchaser Shares”)

2.	Closing of Purchase of the First Closing Shares .

a.

First Closing. The purchase of the First Ordinary Shares by the Purchaser together with the transfer thereof by the Seller, shall take place at a closing (the “First Closing”) to be held no later than June 30, 2004 or such other time as the parties shall mutually agree.  At the First Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

		i.	The Seller shall deliver to the Purchaser the following documents:

			1.	A validly executed share certificate endorsed in the name of the Purchaser in respect of the First Closing Shares;

			2.	All permits, consents and authorizations required for effecting the sale and purchase of the First Closing Shares; and

			3.	Written confirmation by counsel to the Seller that all permits, consents and authorizations required for effective transfer of the First Closing Shares to the Purchaser have been received.

		ii.	Simultaneously with the delivery of the documents set forth in Section 2(a)i, the Purchaser shall:

			1.	Cause the transfer to the Seller of the First Closing Purchase Price by wire transfer, banker’s cheque or such other form of payment that is mutually agreed between the parties;

			2.	Issue the Seller with the Warrant; provided that all applicable regulatory approvals have been obtained.

3.	Closing of Purchase of the First Closing Shares .

a.

Second Closing. The purchase of the Second Ordinary Shares by the Purchaser together with the transfer thereof by the Seller, shall take place at a closing (the “Second Closing”) to be held no later than December 31, 2004 or such other time as the parties shall mutually agree. At the Second Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

		i.	The Seller shall deliver to the Purchaser the following documents:

			1.	A validly executed share certificate endorsed in the name of the Purchaser in respect of the Second Closing Shares;

			2.	All permits, consents and authorizations required for effecting the sale and purchase of the Second Closing Shares; and

			3.	Written confirmation by counsel to the Seller that all permits, consents and authorizations required for effective transfer of the Second Closing Shares to the Purchaser have been received.

		ii.	Simultaneously with the delivery of the documents set forth in Section 3(a)i, the Purchaser shall issue the Seller with the Second Closing Purchaser Shares

4.

Absence of Regulatory Approval.  Notwithstanding the aforementioned, in the event that regulatory approval for the issuance of the Second Closing Purchaser Shares in consideration for the Second Closing Shares has not been received by December 15, 2004, the Purchaser shall so inform the Seller in writing, which shall have the right to determine if the consideration for the Second Closing Shares should be paid in cash or by way of the issuance of the Second Closing Purchaser Shares. By no later than December 25, 2004, the Seller shall inform the Purchaser in writing of its decision. If the Seller requests payment in cash, the Purchaser shall pay Seventy Five Thousand United States Dollars ($75,000) to be paid in accordance with the provisions of Section 3 hereof, by no later than December 31, 2004. If the Seller requests the issuance of the Second Closing Purchaser Shares, the Purchaser shall issue Seller with the Second Closing Purchaser Shares by no later than June 30, 2005 (the “Final Second Closing Date”) in accordance with the provisions of Section 3 hereof. In the event that the regulatory approvals for the issuance of the Second Closing Purchaser Shares have not been received by Final Second Closing Date, the Purchaser shall pay Seventy Five Thousand United States Dollars ($75,000) to the Seller to be paid in accordance with the provisions of Section 3 hereof, by no later than Final Second Closing Date.

5.

Representations and Warranties of the Seller:  The Seller hereby represents and warrants to the Purchaser, and acknowledges that the Purchaser is entering into this Agreement in reliance thereon, as follows:

a.

Good Title.  The Seller owns of record and beneficially, and has good, valid and marketable title to, all of the Ordinary Shares, which, upon transfer, will be free and clear of any restrictions on transfer, taxation obligations, security interests, liens, pledges, mortgages, charges, encumbrances, options, warrants, purchase rights, contracts, commitments, calls, equities, claims and demands.

b.

Authorization; Approvals.  All actions on the part of the Seller necessary for the authorization, execution, delivery and performance of all the of the Seller’s obligations under this Agreement (and all transactions contemplated herein) and for the transfer of the Ordinary Shares being sold under this Agreement have been (or will be) taken prior to the transfer of the Ordinary Shares being sold under this Agreement.  This Agreement and all other agreements contemplated herein, when executed and delivered by the Seller, shall constitute the valid and legally binding obligations of the Seller, legally enforceable against the Seller in accordance with their respective terms.  No consent, approval, order, license, permit, action by, or authorization of or designation, declaration, or filing with any governmental authority on the part of the Seller is required that has not been, or will not have been, obtained by the Seller prior to the transfer of the Ordinary Shares being sold under this Agreement in connection with the valid execution, delivery and performance of this Agreement, and all agreements contemplated herein or the offer or sale of the Ordinary Shares.

c.

No Breach.   Neither the execution and delivery by the Seller of this Agreement and all other agreements and documents contemplated hereunder nor compliance by the Seller with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) the Seller’s Memorandum of Association or Articles of Association, or other governing instruments of the Seller, (ii) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (iii) any agreement, contract, lease, license or commitment to which the Seller is a party or to which it is subject, or (iv) applicable law. Such execution, delivery and compliance will not require the consent or approval of any person, from whom consent or approval has not heretofore been previously obtained as of the date of Closing.

d.

Brokers.  No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Seller in connection with any of the transactions contemplated under the Agreement. The Seller will indemnify and hold the Purchaser harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

Effectiveness; Survival; Indemnification.  Each representation and warranty herein is deemed to be made on the date of this Agreement and at Closing, and shall survive and remain in full force and effect after such Closing for a period of twelve (12) months. In the event of any breach or misrepresentation of any covenant, warranty or representation made by the Seller under this Agreement, the Seller shall indemnify the Purchaser and hold the Purchaser harmless from and against any and all claims, loss, damage, liability and expense (including reasonable legal fees and costs) sustained or incurred by the Purchaser as a result of or in connection with said breach or misrepresentation. The Purchaser acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the other agreements and documents specifically contemplated herein shall be pursuant to the indemnification provisions set forth in this Section.

6.	Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as follows:

a.

Enforceability.  This Agreement and the agreements to be executed by the Purchaser under this Agreement, when executed and delivered by the Purchaser, will constitute the valid, binding and enforceable obligations of the Purchaser.

	b.	Authorization. The execution, delivery and performance of the obligations of the Purchaser hereunder have been duly authorized by all necessary corporate action.

c.

Brokers.  No agent, broker, investment banker, person or firm acting in a similar capacity on behalf of or under the authority of the Purchaser is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, on account of any action taken by the Purchaser in connection with any of the transactions contemplated under this Agreement. The Purchaser will indemnify and hold the Seller harmless from and against any claim or liability resulting from any party claiming any such commission or fee, if such claims shall be contrary to the foregoing statement.

d.

Experience.  The Purchaser is an experienced investor.  The Purchaser represents and agrees that the Shares are purchased only for investment, for its own account, and without any present intention to sell or distribute the Shares.

e.

No Breach. Neither the execution and delivery by the Purchaser of this Agreement and all other agreements and documents contemplated hereunder nor compliance by the Purchaser with the terms and provisions hereof or thereof, will conflict with, or result in a breach or violation of, any of the terms, conditions and provisions of: (i) any judgment, order, injunction, decree, or ruling of any court or governmental authority, domestic or foreign, (ii) any agreement, contract, lease, license or commitment to which the Purchaser is a party or to which it is subject, or (iii) applicable law.

7.	Miscellaneous

a.

Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby, including without limitation that the Company shall register the transfer of the Ordinary Shares to the Purchaser in the share register of the Company.

b.

Governing Law; Jurisdiction. This Agreement shall be governed by and construed according to the laws of the State of Israel. Any dispute arising under or in relation to this Agreement shall be governed by and construed according to the laws of the State of Israel and exclusively resolved by the courts of the State of Israel, and each of the parties hereby submits irrevocably to the jurisdiction of such jurisdiction.

c.

Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

d.

Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

e.

Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to Purchaser:

Elbit Vision Systems Ltd.
New Industrial Park, Bldg 7,
P.O. Box 104
Yoneam, Israel
Fax: (972) 9-993-6450
Attention: Chief Financial Officer

with a copy to:

Yigal Arnon & Co.
1, Azrieli Center, 46th Floor
Tel Aviv
Israel
Fax: (972) 3-608-7714
Attention: Adrian Daniels, Adv.

if to Seller:

Kuen Yu Liu

858 N. Glenville Drive
Richardson, Texas 75081
USA
Fax: 1-972-231-1747

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 8.e shall be effective (i) if mailed, ten (10) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via telecopier, one business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

f.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

g.

Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

h.

Confidentiality. The terms and conditions of this Agreement, all agreements and undertakings contemplated herein and the transactions described herein and therein, including the existence hereof and thereof, shall be confidential information and shall not be disclosed to any third party. In the event of a disclosure required by law, the disclosing party shall make the minimum disclosure necessary to comply with such law.

i.

Counterparts. This Agreement may be executed in any number of facsimile counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has signed this Share Purchase Agreement as of the date first hereinabove set forth.

The Purchaser:	ELBIT VISION SYSTEMS LTD.

	By:	/s/ ZAMI ABERMAN

	Name:	ZAMI ABERMAN

	Title:	PRESIDENT & CEO

The Seller:	/s/ KUEN YU LIU

KUEN YU LIU

May 20, 2004

[SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT
DATED May __, 2004]

Exhibit 5

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) made as of the 18 day of May, 2004, by and among Elbit Vision Systems Ltd., an Israeli company (the “Purchaser”), Professor Whoi Yul Kim, a citizen of the Republic of Korea, Identification Number 560527-1559811 (the “Professor”), and Hoe Choon Kim, a citizen of the Republic of Korea, Identification Number 640504-1551016 (“Hoe Choon”),

W I T N E S S E T H :

          WHEREAS, the Professor is the holder of 112,480 common shares (the “Professor Shares”) of Yuravision Co. Ltd., a company organised under the laws of the Republic of Korea (the “Company”), constituting 59.2% of the issued and outstanding share capital of the Company;

          WHEREAS, Hoe Choon is the holder of 19,000 common shares of the Company (the “Choon Shares”) constituting 10% of the issued and outstanding share capital of the Company;

          WHEREAS, (a) the Professor has agreed that prior to the completion of this Agreement he will transfer 45,714 of the Professor Shares (the “Professor Transferred Shares”) and (b) Hoe Choo has agreed that he will transfer 5,054 of the Choon Shares (the “Choon Transferred Shares,” and together with the Professor Transferred Shares, the “Transferred Shares”), to certain shareholders of the Company for no consideration; the certain shareholders shall be mutually decided by Professor and Purchaser;

WHEREAS, the Purchaser has agreed to purchase (i) the Choon Shares less the Choon Transferred Shares from Hoe Choon for a per share price of $6.8885 (the “Choon Purchased Shares” and (ii) the Professor Shares less the Professor Transfer Shares (the “Professor Purchased Shares”) from the Professor for a per share price of $6.8885; and

          WHEREAS, the Purchaser, the Professor and Hoe Choon desire to enter into this transaction pursuant to the terms and conditions more fully set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

          1.          Transfer and Purchase of Shares.    Subject to the terms and conditions hereof, Hoe Choon shall transfer to the Purchaser and the Purchaser shall purchase the Hoe Choon Shares for an aggregate purchase price of US$96,068 (the “Hoe Choon Purchase Price”), and the Professor shall transfer to the Purchaser and the Purchaser shall purchase the Professor Purchased Shares for an aggregate purchase price of US$462,538 (the “Professor Purchase Price”). Amongst the Professor Purchase Price, the first half ( US$231,269) shall be paid in cash by Purchaser according to Article 2.2.4 herein and the last half ( US$231,269) shall be provided as common shares of Purchaser listed in public trading market in the U.S.A. at a conversion rate of US$ 0.955455 per Purchaser’s share by December 31, 2004. In case, this transaction is not approved by bank of Korea until December 31 of 2004, the Professor shall have an option to (a) receive the amount in cash by January 31, 2005 or .(b) receive the Purchaser’s shares by waiting until this transaction is approved by Bank of Korea. The Choon Purchased Shares and the Professor Purchased Shares shall be referred to herein as the “Shares”.

          2.          Closing of Transfer and Purchase.

          2.1        Closing.    The transfer of the Shares, the purchase thereof by the Purchaser and the registration of the Shares in the name of the Purchaser in the share register of the Company, shall take place at a closing (the “Closing”) to be held at the offices of Kim, Shin & Yu at 10:00 a.m., no later than May 27th, 2004, or such other date, time and place as the Company and the Purchaser shall mutually agree.

          2.2        Transactions at Closing.    At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

                        2.2.1      Each of the Professor and Hoe Choon shall deliver to the Purchaser the following documents:

                                      (a) validly executed share certificates endorsed in the name of the Purchaser in respect of the Shares;

                                      (b) All permits, consents and authorizations required for effecting the sale and purchase of the Shares;

                                      (c) Written confirmation of the transfer of the Transferred Shares to such shareholders of the Company and in such numbers as is set forth in Schedule 2.2.2 hereto.

                        2.2.2      The Professor shall deliver to the Purchaser the following documents:

                                      (a) a letter in which the Professor tenders his resignation as representative director of the Company, effective as of the Closing. However, such resignation shall occur and valid if and only if (a) Purchaser completes the procedure to purchase all the shares of Company currently owned by STIC, AND (b) “Professor Purchase Price” is fully paid to professor and all the terms and conditions of this Agreement is fully complied by Purchaser; and

                                      (b) a Confidentiality, Assignment and Non-Competition Agreement in the form attached hereto as Exhibit 1.

                        2.2.3.     Hoe Choon shall deliver to the Purchaser the following documents:

                                      (a) a letter in which he tenders his resignation as director of the Company, effective as of the Closing; and

                                      b) a Confidentiality, Assignment and Non-Competition Agreement in the form attached hereto as Exhibit 2.

                        2.2.4      The Purchaser shall take all necessary actions to ensure the transfer to (a) the Professor of the Professor Purchase Price and  (b) Hoe Choon of the Hoe Choon Purchase Price, which sums shall be transferred to the Professor and Hoe Choon, respectively, by no later than ten (10) business days following the Closing.

          2.3         The Shares of STIC and VISTECH
Purchase shall purchase all the shares of Company currently owned by STIC or VISTECH on or before June 30, 2004.

          2.4         Undertaking by the Purchaser.    By no later than the thirty days following the Closing of this Agreement, the Purchaser shall take all corporate action necessary to appoint the Professor as Chief Scientific Officer of the Purchaser.

          2.5         Clearance of all Outstanding Claims
          EVS and Company shall be jointly and severally liable for the full repayment of all and every amount borrowed by Company from or owed to Professor. The repayment shall be made in full amount within thirty (30) working days from the effective date of this Agreement.

3.  Termination

          3.1  Each of the Professor and Hoe Choon is entitled to, without any prior notice, terminate this Agreement upon failure by the Purchaser to complete any of its obligations under Sections 1, 2 or 3 of this Agreement. The Purcahser shall be entitled within 45 days of the Closing to terminate this Agreement upon failure by the Professor and/or Hoe Choon to complete their obligations pursuant to sections 1 or 2 of this Agreement.

          3.2         Effect of Termination    Upon termination or expiration of this Agreement, all rights granted to one Party herein shall automatically revert to original right holder without further notice or action. In case of termination due to the fault of either Professor or Hoe Choon, Professor or Hoe Choon shall return Professor Purchase Price or Hoe Choon Purchase Price to Purchaser. In case of termination due to Purchaser’s fault, in addition to other remedies including claim for damages and injunction, Professor shall keep any payment already made by Purchaser to Professor.

          3.3         Survival     No termination or expiration under this Agreement shall relieve One Party of liability for breach prior to termination.

          4.           Miscellaneous

          4.1         Further Assurances.    Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

          4.2         Governing Law; Jurisdiction.    This Agreement shall be governed by and construed according to the laws of England and Wales, without regard to the conflict of laws provisions thereof.  Any dispute arising under or in relation to this Agreement shall be resolved in the competent court for the city of London, and each of the parties hereby submits irrevocably to the jurisdiction of such court.
The losing party in any dispute shall compensate all and every costs and expenses of a prevailing party including attorneys’ fees.

          4.2         Entire Agreement; Amendment and Waiver.    This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof.  Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of all of the parties to this Agreement.

          4.3         Notices, etc.    All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be sent by facsimile transmission or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger to the following addresses:

If to the Professor or Hoe Chun:	Yuravision Co. Ltd.
Ace Techno Tower 205,55-7
Mullae-3ga, Yung Dung Po-Gu
Seoul
Republic of Korea
Fax: (82) 2-2168-8322
Attn: Chief Executive Officer

With copies to
Jeong Se law Firm
5th Floor, Seong jae Building
Seocho-Dong, Seocho-Gu
Seoul, Korea
Fax (82) 2 581 9494
Attn: Hyungjin Kim, Esq.

Hanyang University
Div. of Electrical and Computer Engr.
HaengDang-Dong, SeongDong-Ku
Seoul, Korea, 133-791
Fax: (82) 2-2292-6316
Email: wykim@hanyang.ac.kr
Attn: Whoi-Yul Kim, Professor

If to the Purchaser:	Elbit Vision Systems Ltd.
New Industrial Park, Bldg 7
P.O. Box 140
Yokneam
Israel
Fax: (972) 9-993-6450
Attn: Chief Financial Officer

With copies to:	Yigal Arnon & Co.
1, Azrieli Center, 46th Floor
Tel Aviv
Israel
Fax: (972) 3-608-7714
Attn: Adrian M. Daniels, Adv.

Kim, Shin & Yu
12th Floor Leema Bldg
146-1 Susong-Dong
Chongro-Ku, Seoul
110-755, Korea
Fax: (82) 2-2000-5050
Attention: _______________

or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 4 shall be effective (i) if mailed five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile or email, upon transmission and electronic confirmation of receipt or, if transmitted and received on a non-business day, on the first business day following transmission and electronic confirmation of receipt.

          4.5         Severability.    If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

          4.6         Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

          4.7         Joint Obligations.    The obligations of the Professor and Hoe Choon under this Agreement shall be joint and failure by either the Professor or Hoe Choon to complete his obligations shall be deemed a failure by the other to complete his obligations.

          4.8         Negotiated Terms.    The parties hereto are sophisticated and have consulted legal counsel with respect to this transaction. As a consequence, the parties do not believe that the presumptions of any statutory or common law rule relating to the interpretation of contracts against the drafter of any particular clause should be applied in this case and therefore waive its effects.

          4.9         Headings    Headings included in this Agreement are included for the purpose of convenience only and shall not affect the construction or interpretation of any of its provisions.

          4.10       Time is of Essence    Time is of essence in this Agreement.

          4.11       No Assignment    A Party shall not assign or transfer this Agreement or any rights or obligations under this Agreement, whether voluntary or by operation of law, without the prior written consent of the other Party. Any attempted assignment, sublicense, transfer, encumbrance or other disposal without such consent shall be void and shall constitute a material default and breach of this Agreement.

          4.12       Compliance    Any performance or non-performance of Purchaser under this Agreement shall comply with all applicable laws, rules and regulations of the England.

          4.13       Confidential Information    Each Party shall maintain the Confidential Information of the other Party in confidence to the same extent that such Party maintains and protects its own Confidential Information, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement or with the express written consent of Party who provided such Confidential Information. The Confidential Inforamtion shall mean the terms and conditions of this Agreement.

          4.14       Warranty    EXCEPT OTHERWISE SPECIFIED HEREIN, PROFESSOR MAKES NO OTHER WARRANTY EXPRESS OR IMPLIED, AND PROFESSOR DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A SPECIAL PURPOSE.

          4.15       Purchaser’s Own Risks    EACH PARTY HAS ENOUGH EXPERIENCE AND KNOWLEDGE ON THE SHARE PURCHASE TRANSACTIONS AND WAS PROVIDED FULL OPPORTUNITY TO REVIEW AND EXAMINE THE VALUE AND RISKS REGARDING THE TRANSFERRED SHARES AND COMPANY AS WELL AS ALL BUSINESS OF THE COMPANY. THEREFORE, EACH PARTY SHALL NOT BE LIABLE TO PTHER PARTY FOR ANY DIRECT, INDIRECT, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR SPECIAL DAMAGES, ARISING OUT OF OR RELATED TO THIS AGREEMENT INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION, LOSS OF BUSINESS INFORMATION, AND THE LIKE, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

          4.16       The Purchase Price.    In the event that Korean domestic laws or regulations prevent the transfer of the Professor Purchase Price or the Hoe Choon Purchase Price in US Dollars, the sums will be transferred in Korean Won, in accordance with the representative exchange rate of the US Dollar to the Korean Won, applicable at the time of the Closing.

          4.17       Blank    All the Exhibits and Schedules shall be mutually filled or agreed by both parties before Professor’s resignation from CEO position and immediately after the execution of this Agreement

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

Date May 18, 2004

/s/ WHOI YUL KIM	/s/ ZALMAN ABERMAN

PROFESSOR WHOI YUL KIM	ELBIT VISION SYSTEMS LTD.

By: ZALMAN ABERMAN

Title: PRESIDENT & C.E.O

/s/ HOE CHOON KIM

HOE CHOON KIM

Schedule 2.2.2

Exhibit 1

Exhibit 2

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: June 8, 2004